SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      for the year ended December 31, 1997

                                       Or


                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        for the transition period from      to


Commission file number        1-11507


                             JOHN WILEY & SONS, INC.
                             EMPLOYEES' SAVINGS PLAN
                ------------------------------------------------
                             JOHN WILEY & SONS, INC.
                      605 Third Avenue, New York, NY 10158

                 John Wiley & Sons, Inc. Employees' Savings Plan
                   Index to Financial Statements and Schedules
                        As of December 31, 1997 and 1996


                                                                       Page No.
                                                                    ------------
       Report of Independent Public Accountants                           1

       Statements of Net Assets Available for Benefits
         as of December 31, 1997 and 1996                                 2

       Statement of Changes in Net Assets Available for
         Benefits for the Year Ended December 31, 1997                    3

       Notes to Financial Statements                                     4-7

       Supplemental Schedules:

       I      Item 27A   Schedule of Assets Held for Investment
              Purposes as of December 31, 1997                            8

       II     Item 27A   Schedule of Assets Held for Investment
              Purposes as of December 31, 1997                            9

       III Item 27D Schedule of Reportable Transactions for the Year Ended December 31, 1997 10

       Signature 11

       Consent of Independent Public Accountants                         12

     All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

To the Benefits Administration Board
     of the John Wiley & Sons, Inc.
     Employees' Savings Plan:

     We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions (Schedules I, II and III) are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

New York, New York
March 13, 1998

                 John Wiley & Sons, Inc. Employees' Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 1997 and 1996


                                                   December 31,  December 31,
                                                       1997         1996
                                                  --------------------------
Plan Funds, at market value:
 Balanced Fund                                     $16,107,997   $13,016,817
 Indexed Equity Fund                                13,023,523     8,828,136
 Growth Equity Fund                                  6,488,841     5,270,275
 Small Capitalization Equity Fund                    5,227,701     4,533,416
 Money Market Fund                                   3,953,183     4,180,091
 Bond Fund                                           3,623,718     3,585,550
 International Equity Fund                           2,414,104     2,073,565
 Wiley Stock Fund                                    1,968,362     1,030,484
 VCH Plan                                                 --         527,106
Participant Loans                                    1,030,409       894,815
                                                  --------------------------
Net Assets Available for Benefits                 $ 53,837,838  $ 43,940,255
                                                  ==========================

        The accompanying notes are an integral part of these statements.

                                                                      - 3 -

                                                    John Wiley & Sons, Inc. Employees' Savings Plan
                                               Statement of Changes in Net Assets Available for Benefits
                                                         For the Year Ended December 31, 1997


                                Indexed    Money                 Growth   Small-Cap  Int'l    Wiley
                       Bond     Equity     Market    Balanced    Equity    Equity   Equity    Stock      VCH   Participant
                       Fund      Fund       Fund       Fund       Fund      Fund     Fund      Fund      Plan     Loans        Total
                    ----------------------------------------------------------------------------------------------------------------

Investment income   $ 237,804    373,051   225,842  1,377,619 1,244,899   514,766   184,384    18,302      275      --    4,176,942

Realized gains and
(losses)               (1,305)   115,874      --      125,605    45,480    27,630    18,198    10,247    1,987      --      343,716

Unrealized gains and
(losses)                7,865  2,681,523      --    1,529,089  (590,475)  114,526   (83,225)  771,409     --        --    4,430,712

Interest on loans        --         --        --         --        --        --        --        --       --      62,975     62,975
Contributions         388,886  1,134,955   484,665  1,320,065   803,804   653,455   412,467   205,747     --        --    5,404,044
                    ----------------------------------------------------------------------------------------------------------------
Total Additions       633,250  4,305,403   710,507  4,352,378 1,503,708 1,310,377   531,824 1,005,705    2,262    62,975 14,418,389
                    ----------------------------------------------------------------------------------------------------------------
Withdrawals          (531,885)  (731,007) (777,585)(1,069,886) (607,813) (365,244) (242,470)  (70,996) (71,913)     --   (4,468,799)

Canceled loans of
terminated participants  --         --        --         --        --        --        --        --       --     (52,007)   (52,007)

Interfund transfers   (63,197)   620,991  (159,830)  (191,312)  322,671  (250,848)   51,185     3,169 (457,455)  124,626       --
                    ----------------------------------------------------------------------------------------------------------------
Net Deductions       (595,082)  (110,016) (937,415)(1,261,198) (285,142) (616,092) (191,285)  (67,827)(529,368)   72,619 (4,520,806)
                    ----------------------------------------------------------------------------------------------------------------
Net Change             38,168  4,195,387  (226,908) 3,091,180 1,218,566   694,285   340,539   937,878 (527,106)  135,594  9,897,583
                    ----------------------------------------------------------------------------------------------------------------
Net assets available
for benefits at
December 31, 1996   3,585,550  8,828,136 4,180,091 13,016,817 5,270,275 4,533,416 2,073,565 1,030,484  527,106   894,815 43,940,255
                    ----------------------------------------------------------------------------------------------------------------
Net assets available
for benefits at
December 31, 1997  $3,623,718 13,023,523 3,953,183 16,107,997 6,488,841 5,227,701 2,414,104 1,968,362     --   1,030,409 53,837,838
                    ================================================================================================================

                                                  The accompanying notes are an integral part of this statement.

                John Wiley & Sons, Inc. Employees' Savings Plan
                         Notes to Financial Statements
                           December 31, 1997 and 1996


(1)  Description of the Plan:

          The following represents the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as amended on various dates through December 31, 1997. Participants should refer to the section entitled "Your Retirement Program" in their employee handbook for more detailed information.

     General -

          The Plan is a defined contribution plan covering employees of John Wiley & Sons, Inc. (the "Company" ). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      Administration -

          The Plan is administered by the Benefits Administration Board of the Company (the "Plan Administrator") whose members are appointed by the Company's Board of Directors.

          The Plan's assets are managed by the Vanguard Group, Friess Associates and T. Rowe Price. The First National Bank of Boston (the "Trustee") serves as trustee.

          The administrative expenses of the Plan are paid directly by the Company.

      Eligibility -

          Each employee who has completed six months of service is eligible to participate in the Plan on the next January 1, or July 1, or the first of any month thereafter.

      Vesting -

          A participant's contribution is fully vested and non-forfeitable at all times. The Company's contribution becomes fully vested to the participant upon attaining age 65, at retirement, total disability or death, or upon completion of 3 years of participation or 5 years of service. After 1 year but less than 2 years of participation, one-third of the Company's contribution becomes vested. After 2 years but less than 3 years of participation, two-thirds of the Company's contribution becomes vested.

      Contributions -

          A participant designates between 2% and 15% of his or her base pay plus overtime which is withheld from the participant's payroll check and is invested in funds chosen by the participant. Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 50% of the first 6% of each participant's contribution, which amounted to $1,193,027 and $1,139,655 in the years ended December 31, 1997 and 1996, respectively.

          No more than 10% of a participant's compensation can be a "deferred cash contribution", that is, a reduction in the participant's compensation and therefore tax-exempt. The participant's deferred cash contribution cannot exceed an amount set annually by the IRS, which in 1997 amounted to $9,500.

      Investment of Contributions -

          A participant elects how to invest his or her contribution and the Company's contribution on his or her behalf. The participant may invest the entire amount in any one of eight available funds, or may invest in more than one fund. Allocations to more than one fund may be made in any whole percent.

          A participant is permitted to change the allocation of his or her contribution and to transfer existing fund balances to other investment options, quarterly.

          The eight available investment options are: a bond fund, which invests in short term securities of the U. S. Government and its agencies with average maturities of 2 to 3 years; an indexed equity fund, which invests in common stocks that correspond to the S & P 500 index; a money market fund, which invests in money market securities issued by the U. S.
     Government and its agencies; a balanced fund, which invests in a diversified and balanced portfolio of bonds and common stocks; a small capitalization equity fund, which invests primarily in common stocks of small capitalization companies; a growth equity fund, which invests primarily in the stocks of companies that have proven records of profitability; an international equity fund, which invests primarily in the stocks of established non-U. S. Issuers; and an equity fund which invests solely in the Class A Common Stock of the Company.

      Withdrawals -

          Withdrawals by participants of deferred cash dollars are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment. Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

      Forfeitures -

          If a participant who terminates his or her employment is not fully vested at the time of termination, the non-vested amount is held for up to five years and is restored to the participant's account upon re-employment. Forfeitures not restored to participants' accounts are used to reduce the Company's contribution. There were no forfeitures used to reduce the Company's contribution in 1997.

      Termination of Employment -

          Upon termination of employment, a participant has the option of receiving a lump-sum cash payment or leaving his or her account balance in the Plan. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

          Participants who retire (a) on disability, (b) at age 55 or later with 10 or more years of service, or (c) at age 65 or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a 5, 10, or 15 year period. Annual installments begin one year after termination; monthly installments begin immediately. The installment payments are made in equal amounts, and each will include income credited to the participant's account balance before the installment amount is calculated.

      Loans -

          Participants may borrow from the vested portion of their account, then repay the loan with interest through payroll deductions. The length of loans is generally 5 years and loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the employee's vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.

(2)  Significant Accounting Policies:

      Method of Accounting -

          The books and records of the Plan are maintained on a cash basis. All the necessary adjustments have been recorded to present the financial statements on an accrual basis. Certain prior year amounts have been reclassified to conform to the current year's presentation.

      Valuation of Investments -

          Investments are reflected in the accompanying statements of net assets available for benefits at market value as determined by the Trustee. Such market value has been determined based on quoted market prices.

        Use Of Estimates -

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Investments:

          The fair market value of investments that represent 5% or more of the Plan's net assets as of December 31, 1997, and their corresponding value at December 31, 1996 are as follows:

                                             1997         1996
                                        --------------------------
     Balanced Fund                      $16,107,997   $13,016,817
     Indexed Equity Fund                 13,023,523     8,828,136
     Growth Equity Fund                   6,488,841     5,270,275
     Small Capitalization Equity Fund     5,227,701     4,533,416
     Money Market Fund                    3,953,183     4,180,091
     Bond Fund                            3,623,718     3,585,550

          Realized and unrealized gains and losses on investments, as shown in the accompanying statement of changes in net assets available for plan benefits, are based on the value of the assets at the beginning of the year or at the time of purchase, if purchased during the year.

          Reference is made to the attached schedule of assets held for investment purposes for further information on investments.

(4)  Tax Status:

          In December of 1993, the Plan received a favorable determination letter from the IRS regarding compliance with Section 401 (a) of the Internal Revenue Code. The Plan has since been amended on various dates. However, the Plan Administrator and legal counsel believe that the Plan continues to be tax exempt.

(5)  Plan Merger:

          As a result of the Company's acquisition of VCH Verlagsgesellschaft mbH and its subsidiaries in June, 1996, the VCH Publishers Inc. Profit Sharing and Retirement Savings Plan ("the VCH Plan") was merged with the Plan effective October 1, 1996. At the time of the merger, the VCH Plan had assets of $513,426, which were held in trust by Prudential Securities, Inc. ("the Prudential funds").

          The assets of the VCH Plan were transferred to the Plan on January 31, 1997, at which time the assets of the VCH Plan were invested in the available Plan funds.

(6) Reconciliation of Financial Statements to Form 5500:

                                                              December 31,
                                                      --------------------------
                                                          1997           1996
                                                      --------------------------
Net assets available for benefits
     per the financial statements                     $53,837,838   $43,940,255

Amounts allocated to withdrawing participants            (300,745)     (688,849)
                                                      --------------------------
Net assets available for benefits per Form 5500       $53,537,093   $43,251,406
                                                      ==========================

     The following is a reconciliation of withdrawals paid to participants per the financial statements and per the Form 5500:

                                                               Year Ended
                                                           December 31, 1997
                                                           -----------------
Withdrawals paid to
     participants per the financial statements                $4,468,799

Add: Amounts allocated to withdrawing
     participants at December 31, 1997                           300,745

Less: Amounts allocated to withdrawing
     participants at December 31, 1996                          (688,849)
                                                              ------------
Withdrawals paid to participants per the Form 5500            $4,080,695
                                                              ============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(7)  Plan Termination:

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(8)  Supplemental Information:

          During the year ended December 31, 1997, the Plan had reportable transactions, as defined under ERISA, which are shown in Schedule III.

          The Plan has successfully met all the requirements of both the "actual deferred percentage" (ADP) test and the "average contribution percentage"
     (ACP) test for the years ended December 31, 1997 and 1996.

                                                                      Schedule I
                                                                        Item 27A
                                                                  EIN:13-5593032
                                                                Plan Number: 002


                 John Wiley & Sons, Inc. Employees' Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             As of December 31, 1997


                                                 Market
Name and Description                              Value         Cost
------------------------------------------------------------------------
Vanguard Wellington Fund
     (the Balanced Fund)                      $16,107,997   $12,128,165

Vanguard Indexed 500 Fund
     (the Indexed Equity Fund)                 13,023,523     7,531,982

Brandywine Fund
     (the Growth Equity Fund)                   6,488,841     6,264,102

Vanguard Explorer Fund
     (the Small Capitalization Equity Fund)     5,227,701     4,531,764

Vanguard Federal Portfolio
     (the Money Market Fund)                    3,953,183     3,953,183

Vanguard Short -Term Federal Portfolio
     (the Bond Fund)                            3,623,718     3,650,467

T. Rowe Price International Stock Fund
     (the International Equity Fund)            2,414,104     2,280,438

The John Wiley & Sons, Inc. Stock Fund          1,968,362     1,150,758

                                                                     Schedule II
                                                                        Item 27A
                                                                 EIN: 13-5593032
                                                                Plan Number: 002


                 John Wiley & Sons, Inc. Employees' Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             As of December 31, 1997


                                                          Cost and
Name and Description        Rates of Interest           Current Value
--------------------        -----------------           -------------
Participant Loans             5.3% - 10.0%               $1,030,409

                                                                    Schedule III
                                                                        Item 27D
                                                                 EIN: 13-5593032
                                                                Plan Number: 002

                 John Wiley & Sons, Inc. Employees' Savings Plan
                       Schedule of Reportable Transactions
                      For The Year Ended December 31, 1997


Category (i)
     - A single transaction in excess of 5% of plan assets            None

Category (ii)
     - A series of transactions in excess of 5% of plan assets

Acquisitions
                                            Purchase
                                              Price
                                           -----------
     Vanguard Wellington Fund
          (the Balanced Fund)              $2,900,001
     Vanguard Indexed 500 Fund
          (the Indexed Equity Fund)         2,117,107


Dispositions
                                        Selling       Cost       Net Gain
                                         Price      of Assets     (Loss)
                                      ----------------------------------
Vanguard Wellington Fund
     (the Balanced Fund)              $1,495,462   $1,369,857   $125,605

Vanguard Indexed 500 Fund
     (the Indexed Equity Fund)           899,288      783,414    115,874

     No expenses were incurred related to these transactions, and the purchase and sale prices approximated current value on the transaction date. The Plan had no lease commitments, obligations or leases in default, or transactions with parties-in-interest during the year.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             JOHN WILEY & SONS, INC.
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------
                                  (Registrant)


                          By: /s/ William J. Arlington
                          ----------------------------
                              William J. Arlington
                     Senior Vice President, Human Resources
                      Benefits Administration Board Member